UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number  000-52812
CUSIP Number 169477106

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CHINA WATER AND DRINKS INC.

Full Name of Registrant

Unit 607, 6/F Concordia Plaza, 1 Science Museum Road, Tsimshatsui East, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong, China

City, State and Zip Code

PART II - RULE 12b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒          (b) The subject annual report, semiannual report, transition report on Form 10K, 20F, 11K or Form NSAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into financial statements for the first quarter of 2008. The Registrant anticipates that it will file its Form 10Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Xing Hua Chen (Chief Executive Officer)	852	26206518
(Name)	(Area Code)	(Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant filed its Annual Report on Form 10K with SEC on May 1, 2008 and incorrectly checked the box indicating that it is a Large Accelerated Filer. Instead, the Registrant is a Smaller Reporting Company.

As previously reported in its Current Report on Form 8K filed on June 5, 2007, effective on May 30, 2007, the Registrant completed a share exchange transaction (the “Share Exchange Transaction”) with Gain Dynasty Investments Limited (“Gain Dynasty”), a British Virgin Islands company and Gain Dynasty’s shareholders which resulted in a change in control of the Registrant. The Share Exchange Transaction completely changed the Registrant’s operations from the operations in the corresponding period for the last fiscal year. Prior to May 30, 2007, the Registrant had minimal operations. Through Gain Dynasty’s Chinese operating subsidiaries and the Registrant’s other subsidiaries, the Registrant currently manufactures bottled water products and operates bottled water productions plants in five provinces in the People’s Republic of China (“PRC” or “China”) Guangdong, Jilin, Shandong, Guangxi and Liaoning. The Registrant produces and markets bottled water products under the brand name “Darcunk” to distributors throughout China, and supplies bottled water products to beverage and servicing companies in the industry.

Although the Registrant was the surviving legal entity in the Share Exchange Transaction, the transaction is accounted for as a reverse acquisition with Gain Dynasty deemed as the accounting acquirer. Under the purchase method of accounting, Gain Dynasty’s historical results will be carried forward and the Registrant’s operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder’s equity will differ significantly from the operation results reported in the previous year’s Form 10QSB that was filed for the corresponding fiscal quarter in 2007 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended March 31, 2008 and 2007, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10Q with such results within the allotted extension period.

CHINA WATER AND DRINKS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2008                                              By: /s/Xing Hua Chen
Xing Hua Chen
Chief Executive Officer